Exhibit 99.1

2004 Annual Report
MANAGEMENT’S REPORT

To the Shareholders of Hydrogenics Corporation

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies which management believes are appropriate for the Company are described in Notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded.

The board of directors, through its Audit committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with generally accepted auditing standards in Canada on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ Pierre Rivard	/s/ Gary Brandt

Pierre Rivard	Gary Brandt
President and CEO	Chief Financial Officer

March 2, 2005
Mississauga, Ontario

Hydrogenics Corporation
AUDITORS’ REPORT

Auditors’ Report to the Shareholders of Hydrogenics Corporation

We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ Pricewaterhousecoopers LLP

Chartered Accountants
March 2, 2005
Toronto, Canada

Comments by Auditors on Canada – United States Reporting Difference

To the Shareholders of Hydrogenics Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the change effective January 1, 2003 in accounting for stock-based compensation as described in Note 2 to the consolidated financial statements. Our report to the shareholders dated March 2, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such changes when the changes are adequately disclosed in the financial statements.

/s/ Pricewaterhousecoopers LLP

Chartered Accountants
March 2, 2005
Toronto, Canada

2004 Annual Report

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and December 31, 2003

(thousands of U.S. dollars)

	2004	2003
Assets

Current assets
Cash	$3,209	$1,964
Short-term investments	85,853	44,744
Accounts receivable (Note 4,14)	5,223	7,784
Grants receivable	2,437	506
Inventories (Note 5)	4,324	4,603
Prepaid expenses	1,400	823
	102,446	60,424

Deposits	108	106
Deferred charges (Note 2)	1,030	795
Property, plant and equipment (Note 6)	5,286	5,552
Future tax assets (Note 13)	—	3,258
Intangible assets (Note 7)	3,878	16,084
Goodwill (Note 20)	5,113	5,219
	$117,861	$91,438
Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 8, 14)	$6,421	$6,168
Unearned revenue	1,537	213
Income taxes payable	214	212
	8,172	6,593

Long-term debt (Note 9)	302	619
Deferred research and development grants	174	—
Future tax liabilities (Note 13)	—	3,258
	8,648	10,470
Shareholders’ Equity (Note 10, 11)
Share capital and other equity	194,159	132,375
Deficit	(80,900)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)
	109,213	80,968
	$117,861	$91,438

Commitments and contingencies (Note 12)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ Norman Seagram	/s/ Pierre Rivard

Norman Seagram,	Pierre Rivard
Chairman	President, CEO

Hydrogenics Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2004, 2003 and 2002

(thousands of U.S. dollars, except for share and per share amounts)

	2004	2003	2002
Revenues	$16,656	$26,660	$15,840

Cost of revenues	12,396	18,042	10,703
	4,260	8,618	5,137
Operating expenses
Selling, general and administrative	12,992	12,361	6,658
Stock-based compensation expense (Note 11)	1,313	684	—
Research and development	13,781	9,245	4,235
Research and development grants	(4,712)	(2,207)	(474)
Depreciation of property, plant and equipment	2,517	2,247	1,278
Amortization of intangible assets (Note 7)	8,510	12,933	15,223
Impairment of intangible assets (Note 7)	3,693	—	—
Integration costs (recovery) (Note 21)	(77)	1,243	—
	38,017	36,506	26,920
Loss from operations	(33,757)	(27,888)	(21,783)

Other income (expenses)
Provincial capital tax	(260)	(53)	(190)
Interest, net	895	657	1,121
Foreign currency gains (losses)	(333)	5,383	495
	302	5,987	1,426

Loss before income taxes	(33,455)	(21,901)	(20,357)
Current income tax expense (Note 13)	84	190	254
Net loss for the year	(33,539)	(22,091)	(20,611)

Deficit – Beginning of year	(47,361)	(25,270)	(4,659)
Deficit – End of year	(80,900)	(47,361)	(25,270)

Net loss per share
Basic and diluted (Note 17)	(0.53)	(0.42)	(0.43)

Shares used in calculating basic and diluted net loss per share	63,542,811	52,993,167	48,437,813

The accompanying notes form an integral part of these consolidated financial statements.

2004 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2003 and 2002

(thousands of U.S. dollars)

	2004	2003	2002
Cash provided by (used in)
Operating activities
Net loss for the year	$(33,539)	$(22,091)	$(20,611)
Items not affecting cash
Depreciation of property, plant and equipment	2,517	2,247	1,278
Amortization of intangible assets	8,510	12,933	15,223
Impairment of intangible assets	3,693	—	—
Unrealized foreign exchange gains	(238)	(830)	(271)
Imputed interest on long-term debt	58	99	47
Non-cash consulting fees	70	59	29
Stock-based compensation	1,313	684	—
Net change in non-cash working capital (Note 18)	2,058	(574)	378

	(15,558)	(7,473)	(3,927)
Investing activities
Decrease (increase) in short-term investments	(41,109)	14,822	5,414
Purchase of property, plant and equipment	(2,292)	(2,118)	(1,541)
Business acquisition costs (Note 20)	(1,030)	—	—
Business acquisitions, net of cash acquired	106	(3,301)	(633)
	(44,325)	9,403	3,240
Financing activities
Repayment of long-term debt	(242)	(238)	(150)
Decrease (increase) in deferred charges	795	(795)	—
Deferred research and development grant	174	—	—
Common shares issued, net of issuance costs	60,401	122	193
	61,128	(911)	43

Increase (decrease) in cash during the year	1,245	1,019	(644)

Effect of exchange rate changes on cash	—	(49)	(1)
Cash – Beginning of year	1,964	994	1,639
Cash – End of year	3,209	1,964	994

Supplemental Disclosure
Interest paid	38	70	7
Income taxes paid	39	211	43

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Thousands of U.S. dollars, except share and per share amounts

1.          Description of business

Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products, Hydrogen generation equipment and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.            Summary of significant accounting policies

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 23.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries which are wholly-owned. All inter-company transactions and balances have been eliminated on consolidation.

REVENUE RECOGNITION

Revenues from the sale of fuel cell test stations and fuel cell power products are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received. For contracts with multiple deliverables, the Company allocates revenue to each element of the contract based on objective evidence of the fair value of the element.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro-rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenues. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases as a result of meeting the criteria established by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases”. Revenues associated with sales-type leases are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as services are rendered.

PRODUCT WARRANTIES

The Company typically provides a warranty for parts and/or labour for up to one year or certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

GRANTS AND INVESTMENT TAX CREDITS

Grants to fund various research activities are received from Canadian government agencies. These grants are recorded as either a liability, or a credit to expenses in the statement of operations, when earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is considered probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

Investment tax credits related to qualifying research and development expenditures are recorded as either a credit to expenses in the statement of operations or a reduction of the cost of applicable property, plant and equipment depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the period in which the credits are earned and realization is reasonably assured.

SHORT-TERM INVESTMENTS

Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost and market value. The Company has the intention and the ability to hold these securities to maturity.

INVENTORIES

Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work-in-progress are carried at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Depreciation is computed using the declining balance method as follows:

Test equipment	30% per annum
Furniture and equipment	20% per annum
Computer hardware and software	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangibles with indefinite useful lives

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill and intangible assets with indefinite lives are not amortized but are subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, would be expensed in the consolidated statements of operations. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangibles with finite useful lives

The Company’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Customer relationships	3 years straight-line
Computer software	2 years straight-line
Patentable technology	3 years straight-line

Management reviews the amortization methods and useful life estimates for these intangibles annually.

LONG-LIVED ASSETS

Effective January 1, 2003, the Company adopted the recommendations of CICA with respect to the accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of the long-lived assets exceed the sum of undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets’ carrying amounts exceed their fair value.

DEPOSITS

Amounts paid as security deposits, which are due for repayment more than one year in the future, are recorded as deposits.

DEFERRED CHARGES

Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation (Note 22) incurred during 2004 have been deferred as a non-current asset on the consolidated balance sheet until the completion of the transaction, at which time the costs will be added to the purchase price. For 2003, deferred charges were related to the issuance of share capital and were subsequently netted against the proceeds of the offering.

RESEARCH AND DEVELOPMENT COSTS

Research costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

The operations of the Company’s German subsidiary are considered integrated with those of the parent company, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

STOCK-BASED COMPENSATION

Effective January 1, 2003, on a prospective basis, the Company adopted the new recommendations of the CICA with respect to stock options granted after that date. The new standard requires that compensation expense be recorded on the grant of options to employees. Options are valued using the Black-Scholes option-pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.

For stock options issued from January 1, 2002 through December 31, 2002, the Company applied the settlement method of accounting, which permitted the Company to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in Note 11.

INCOME TAXES

Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, useful lives of intangible assets, fair value of goodwill, fair value of stock options granted, provisions for costs to complete contracts in progress and estimates of fair values related to business acquisitions.

NET EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

3. New accounting standards

(I) CANADIAN STANDARDS

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 “Asset Retirement Obligations.” This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The initial adoption of this guidance did not have an impact on the Company’s financial statements.

Hedging relationships

Effective January 1, 2004, the Company adopted CICA AcG-13, “Hedging Relationships” and Abstract No. 128 of the Emerging Issues Committee, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (EIC 128). AcG-13 provides detailed guidance for the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. EIC 128 requires that any derivative financial instruments not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income. The initial adoption of this guidance did not have an impact on the Company’s financial statements.

Canadian generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 1100, “Generally Accepted Accounting Principles.” The section provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The initial adoption of this guidance did not have an impact on the Company’s financial statements.

Variable interest entities

The CICA has issued a guideline on the consolidation of variable interest entities (“VIE’s”). This guideline is effective January 1, 2005 and requires the Company to identify VIE’s in which the Company has an interest, determine whether the Company is the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity in which:

•                  the equity is not sufficient to permit that entity to finance its activities without external support; or

•                  equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

The Company adopted this guideline effective January 1, 2004, the adoption of which, had no impact on the Company’s financial position, results of operations or cash flows.

LIABILITIES AND EQUITY

The Company will adopt the CICA’s new accounting pronouncements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early adoption encouraged. The adoption of this new guidance will not have an impact on the Company’s financial position, results of operations or cash flows.

(II) U.S. STANDARDS

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment – an Amendment of FASB Statement Nos. 123 and 95.” SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The new standard is required to be adopted by July 1, 2005. The Company previously adopted the accounting required by this guidance effective January 1, 2003.

Inventory costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new guideline will not have an impact on the Company’s financial position, results of operations or cash flows.

4.          Accounts receivable

	2004	2003

Trade accounts receivable	$4,830	$7,029
Less: Allowance for doubtful accounts	(156)	(69)
Goods and services tax	254	496
Refundable investment tax credits	295	328
	$5,223	$7,784

5.   Inventories

Raw material	$2,456	$1,988
Work-in-progress	1,678	2,200
Finished goods	190	415
	$4,324	$4,603

6. Property, plant and equipment

	2004	2003
COST
Test equipment	$6,193	$4,185
Furniture and equipment	1,462	1,642
Computer hardware and software	2,130	1,854
Leasehold improvements	2,062	2,042
Automobiles	15	15
	$11,862	$9,738
ACCUMULATED DEPRECIATION
Test equipment	$2,651	$1,526
Furniture and equipment	675	640
Computer hardware and software	1,264	950
Leasehold improvements	1,975	1,060
Automobiles	11	10
	$6,576	$4,186
NET BOOK VALUE
Test equipment	$3,542	$2,659
Furniture and equipment	787	1,002
Computer hardware and software	866	904
Leasehold improvements	87	982
Automobiles	4	5
	$5,286	$5,552

Test equipment under construction, as at December 31, 2004, not yet subject to depreciation amounted to $115 (2003 – $753).

The net book value of equipment under capital lease as at December 31, 2004 is $131 (2003 – $171).

7. Intangible assets

As at December 31, 2004 and 2003, the carrying value of intangible assets is as follows:

	2004	2003
COST
Intellectual property (Note 10)	$33,629	$33,629
Patentable technology (Note 20)	—	6,033
Customer relationships (Note 20)	—	5,045
Software (Note 20)	1,886	1,886
Management services contracts (Note 20)	565	565
	$36,080	$47,158
ACCUMULATED AMORTIZATION
Intellectual property	$29,845	$26,061
Patentable technology	—	2,011
Customer relationships	—	1,682
Software	1,886	943
Management services contracts	471	377
	$32,202	$31,074

NET BOOK VALUE
Intellectual property	$3,784	$7,568
Patentable technology	—	4,022
Customer relationships	—	3,363
Software	—	943
Management services contracts	94	188
	$3,878	$16,084

During 2004, the Company has revised its projections with regard to anticipated near term capital level commitments from certain customers as well as the mix of technologies that may be marketed in the future. Accordingly, the Company has written off the carrying value of $3,693 for patentable technologies and customer relationships associated with the Greenlight acquisition in 2003.

8. Accounts payable and accrued liabilities

	2004	2003

Trade accounts payable	$1,012	$2,016
Supplier accruals	1,811	1,023
Accrued payroll costs	1,211	1,093
Warranty accrual	766	845
Accrued professional fees	535	746
Excise taxes payable	403	—
Current portion of long-term debt (Note 9)	319	156
Provincial capital tax payable (recoverable)	128	(16)
Other	236	305
	$6,421	$6,168

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the year ended December 31, 2004:

Balance, December 31, 2003	$845
Accruals for warranties issued during the year	528
Settlements made during the year	(607)
Balance, December 31, 2004	$766

9.          Long-term debt

From time to time, the Company receives repayable grant financing from government agencies for research and development activities. At December 31, 2004, the outstanding amount of such repayable financing is $482 (or CDN$581) (2003 – $478 or CDN$618). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the Company’s gross revenues for the preceding quarter. Based on the maximum amount repayable being 150% of the principal, the Company has charged to expense imputed interest of $32 in 2004 (2003 – $52; 2002 – $20) at an effective rate of 10% per annum.

During 2002, the Company acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420 denominated in U.S. dollars. The loan is repayable over four years. At December 31, 2004, the outstanding amount of the loan is $113 (2003 – $197). The Company has charged to expense imputed interest of $16 in 2004 (2003 – $24) at an effective rate of 10% per annum.

The Company assumed various equipment leases accounted for as capital leases. At December 31, 2004, the outstanding amount payable, net of future payments representing interest, is $26. The Company has charged to expense interest of $11 in 2004 on these capital leases at an effective weighted average interest rate of approximately 11% per annum.

The present value of future debt repayments is as follows:

2005	$326
2006	313
2007	9
648
Less: Imputed interest	27
621
Less: Current portion	319
$302

10. Shareholders’ Equity

Changes in shareholders’ equity for 2002, 2003 and 2004 are as follows:

			Warrants	Contributed Surplus	Deficit	Foreign Currency Translation Adjustment	Total Shareholders, Equity

	Common shares
	Number	Amount

Balance at Dec. 31, 2001	47,918,446	$109,804	$4,722	$—	$(4,659)	$(4,046)	$105,821
Issuance of common shares on exercise of options	877,675	193	—	—	—	—	193
Stock-based consulting expense	—	—	—	29	—	—	29
Net loss	—	—	—	—	(20,611)	—	(20,611)
Balance at Dec.31, 2002	48,796,121	109,997	4,722	29	(25,270)	(4,046)	85,432
Issuance of common shares on acquisition of Greenlight Power Technologies, Inc. (Note 20)	4,164,093	16,762	—	—	—	—	16,762
Issuance of common shares on exercise of options	148,433	122	—	—	—	—	122
Stock-based consulting expense	—	—	—	59	—	—	59
Stock-based compensation expense	—	—	—	684	—	—	684
Net loss	—	$—	$—	$—	$(22,091)	$—	$(22,091)

Balance at Dec. 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968
Issuance of common shares	11,373,608	60,126	—	—	—	—	60,126
Issuance of common shares on exercise of options	144,734	275	—	—	—	—	275
Stock-based consulting expense	—	—	—	70	—	—	70
Stock-based compensation expense	—	—	—	1,313	—	—	1,313
Net loss	—	—	—	—	(33,539)	—	(33,539)
Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

During 2002, the Company issued 50,000 stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share of the Company at a price of CDN $12.00 per share. These options are for a term of 10 years from the date of grant and vest quarterly over four years. The fair value of the stock options was determined using the Black-Scholes option pricing model applied at the grant date with a risk-free rate of 5.12%, an expected life of 4 years, a volatility factor of 77% and no dividends.

On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,629 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a 5-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

11. Employee stock-based compensation

During 2000, the Company adopted an employee stock option plan. During 2003 the number of common shares that may be issued under the stock option plan was increased from 4,641,000 to 8,141,000. As at December 31, 2004, 2,214,222 common shares had been issued through exercises of stock options under this plan. Through subsequent exercises of stock options under this plan, up to 5,926,778 additional common shares are available to be issued. Of the 5,926,778 available stock options, 3,818,566 have been issued and were outstanding at December 31, 2004.

All options are for a term of 10 years from the date of grant and vest over four years unless otherwise determined by the board of directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense based on the estimated fair value at the date of the grant. A summary of the Company’s employee stock option plan activity is as follows:

	Issued and outstanding options for common shares	Weighted average exercise price
		CDN$

Balance December 31, 2001	3,105,595	$2.15
Options granted in 2002	396,900	6.46
Options exercised in 2002	(877,675)	0.35
Balance December 31, 2002	2,624,820	3.37
Options granted in 2003	886,793	5.91
Options exercised in 2003	(148,433)	1.13
Options forfeited on termination in 2003	(56,712)	6.03
Balance December 31, 2003	3,306,468	4.13
Options granted in 2004	828,808	6.58
Options exercised in 2004	(144,734)	2.52
Options forfeited on termination in 2004	(171,976)	6.47
Balance December 31, 2004	3,818,566	$4.62

	Options for common shares	Weighted Average exercise price
		CDN$

Exercisable at December 31, 2002	1,652,874	$1.87
Exercisable at December 31, 2003	1,886,739	2.72
Exercisable at December 31, 2004	2,290,232	$3.55

The following table summarizes information about the Company’s share options outstanding as at December 31, 2004:

Exercise price	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average share price	Number exercisable at December 31, 2004	Weighted average share price
CDN$			CDN$		CDN$

0.04 to 0.05	287,500	5.07	0.05	287,500	0.05
0.06 to 0.29	599,000	5.07	0.29	599,000	0.29
1.00 to 2.00	215,750	5.21	1.08	215,750	1.08
2.01 to 4.00	372,000	6.69	3.68	269,916	3.65
4.01 to 10.00	2,193,316	8.27	6.41	786,128	6.57
10.01 to 18.12	151,000	6.31	11.81	131,938	11.78
	3,818,566			2,290,232

All options granted after November 1, 2000, the date of the Company’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.

Stock options granted to employees during 2004 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50% (2003 – 3.50% to 4.86%), expected life of 4 years, expected volatility of 52.05% (2003 – 48% to 77%) and no dividends. The fair value of the stock options granted during 2004 was $2,319 (2003 – $2,013) (weighted average $2.17 (CDN$2.80) per share)(2003 $2.27 (CDN$3.15) per share) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2004 was $1,313 ($0.02 per share on a basic and diluted basis).

Had the Company determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for options granted during the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2004		2003		2002
	(unaudited)	Basic and diluted net loss per share	(unaudited)	Basic and diluted net loss per share	(unaudited)	Basic and diluted loss per share

Net loss for the year	$(33,539)	$(0.53)	$(22,091)	$(0.42)	$(20,611)	$(0.43)
Additional stock-based compensation expense	$(195)	—	$(403)	(0.01)	$(295)	—
Pro-forma net loss for the year	$(33,734)	(0.53)	$(22,494)	$(0.43)	$(20,906)	$(0.43)

12. Commitments and contingencies

The Company incurred rental expenses of $1,162 under operating leases in 2004 (2003 – $1,220; 2002 – $886). The Company has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2005	$889
2006	355
2007	323
2008	356
2009	356
$2,279

The Company has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $5,500 (2003 – $4,292; 2002 – $3,194) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2004 was $5,031 (2003 – $4,292; 2002 – $2,194). In return, these funding parties have a right to receive as repayments, 1.3% to 4% of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date, $335 in revenues from these technologies has been recognized and a repayable amount of $8 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that would require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

In January 2002, a legal action was commenced against the Company in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, the Company successfully defended itself in the lawsuit. The Company was awarded a partial recovery of the $1.5 million incurred in legal fees from the plaintiff. As settlement, the plaintiff has issued a promissory note to the Company in the amount of $500 of which $50 was received during 2004. The note is payable in full on March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Cash settlements received are recorded as a corresponding reduction in administrative expenses.

13. Income taxes

As at December 31, 2004, the Company has available income tax loss carry-forwards of $58,846 that may be used to reduce taxable income in future years, expiring as follows:

2007	$1,187
2008	4,981
2009	5,129
2010	20,012
2011	27,537
$58,846

As at December 31, 2004, the Company has unclaimed scientific research and experimental development expenditures of $13,075 that can be used to offset future income over an indefinite period.

The Company also has non-refundable investment tax credits amounting to approximately $3,150 that can be used to reduce future federal income taxes payable, expiring in 2010, 2011 and 2012.

The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

Components of the Company’s net future income tax asset, which are primarily all arising in Canada, are:

	2004	2003
ASSETS
Non-capital losses	$21,573	$14,269
Scientific research and experimental development expenses	4,825	2,710
Investment tax credits	2,359	1,313
Warranty and other provisions	319	333
Property, plant and equipment and intellectual property	7,180	6,361
Share issue costs	540	740
Loss (gain) related to foreign exchange	2,351	1,127
Valuation allowance	(39,147)	(23,595)

	—	3,258
LIABILITY
Purchased intangible assets on business acquisition (Note 20)	—	(3,258)
Net Future income tax asset	—	—

The Company’s computation of income tax expense is as follows:

	2004	2003	2002

Loss before income taxes	$(33,455)	$(21,901)	$(20,357)
Statutory income tax rate	35.99%	36.62%	33.12%
Income tax recovery at statutory rate	(12,040)	(8,020)	(6,742)
Non-deductible expenses	2,456	2,795	1,034
Other permanent differences	(44)	161	(160)
Large corporations tax	84	190	254
Future income tax assets of acquired company	—	(1,217)	—
Adjustment to future income tax assets	(2,528)	(864)	—
Effect of income tax rate changes on future income taxes	—	(2,481)	584
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(4,837)	(5,595)	—
Non-deductible amortization of intangibles	3,258	2,135	—
Foreign exchange gain on CDN dollar denominated future income taxes	(1,817)	(1,937)	—
Change in valuation allowance	15,552	15,023	5,284
Income tax expense	$84	$190	$254

14. Related party transactions

In the normal course of operations, the Company sells certain products and performs services to a related party that owns a significant number of its common shares. Revenues from this related party totalled $5,230 in 2004 (2003 – $8,901; 2002 – $9,622). At December 31, 2004, the Company has accounts receivable due from this related party of $1,972 (2003 – $1,764; 2002 – $3,647)

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of the Company. Billings by this related company for manufacturing functions totalled $1,768 in 2004 (2003 – $2,110; 2002 – $999). At December 31, 2004, the Company has an accounts payable balance due to this related party of $126 (2003 – $230; 2002 – $140).

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

15. Financial instruments

At December 31, 2004, 2003 and 2002, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.

The carrying value of non-interest bearing loans payable approximates the fair value because interest is imputed at a rate available to the Company for long-term borrowings and is included in the long-term debt balance.

Canadian dollar denominated amounts included in short-term investments at December 31, 2004 amount to $nil (2003 – $15,046; 2002 – $32,046) (or CDN$ nil; 2003 – CDN$19,444; 2002 – CDN$50,633). All short-term investments are deposited with highly rated financial institutions within Canada.

A substantial portion of the Company’s accounts receivable is owing from a limited number of customers located globally (Note 19). The Company performs ongoing credit evaluations on its customers’ financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.

16. Lines of credit

The Company has an operating line of credit available up to $2,908 (CDN$3,500) in total (2003 $3,869 CDN$5,000). As at December 31, 2004 and 2003, the Company had no indebtedness on these lines. As at December 31, 2004, $271(2003 – $504) of this facility was in use relating to an outstanding letter of guarantee. The operating facility is denominated in Canadian dollars and bear interest at Royal Bank of Canada prime rate plus 0.5%. The facility is due on demand and collateralized by a general security agreement over all assets.

17. Net loss per share

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 63,542,811 shares in 2004 (2003 – 52,993,167; 2002 – 48,437,813). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.

18. Consolidated statements of cash flows

Components of the net change in non-cash working capital are as follows:

	2004	2003	2002
Decrease (increase) in current assets
Accounts receivable	$2,677	$57	$(1,383)
Grants receivable	(1,800)	96	343
Inventories	320	1,684	(1,586)
Prepaid expenses	(579)	(436)	(147)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	114	(619)	2,501
Unearned revenue	1,324	(1,424)	520
Income taxes payable	2	68	131
	$2,058	$(574)	$378

19. Segmented financial information

Commencing with the business acquisition of Greenlight in 2003 as described in Note 20, the Company’s management organizes and analyzes the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture, and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include the provision of corporate activities such as treasury functions, corporate accounting, insurance and administration.

Prior to the acquisition of Greenlight on January 7, 2003, and the resultant changes in the financial information utilized by management for decision-making, the Company’s operations were considered to constitute a single reportable segment.

Financial information by reportable segment for the year ended December 31, 2004 and 2003 is as follows:

	Year ended December 31, 2004				Year ended December 31, 2003
	Test	Power products	Other	Total	Test	Power products	Other	Total
Revenue from external customers	$11,045	$5,611	$—	$16,656	$20,652	$6,008	$—	$26,660
Amortization of intangible assets	4,726	3,784	—	8,510	5,364	7,569	—	12,933
Impairment of intangible assets	3,693	—	—	3,693	—	—	—	—
Depreciation of property plant and equipment	2,105	412	—	2,517	1,182	1,065	—	2,247
Interest income	—	—	985	985	—	—	863	863
Interest expense	—	—	90	90	—	—	206	206
Income tax expense	—	—	84	84	—	—	190	190
Segment loss (i)	$(13,846)	$(9,833)	$(9,860)	$(33,539)	$(4,118)	$(13,463)	$(24,510)	$(22,091)

(i)                                     Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment, and amortization and impairment of intangible assets.

	Year Ended December 31, 2003
	Test	Power products	Other	Total

Purchase of intangible assets during the year	$13,505	$—	$—	$13,505
Purchase of goodwill during the year	$5,219	$—	$—	$5,219

As at December 31, 2004, intangible assets and goodwill relating to the Company’s Test segment are $93 and $5,113 (2003 $8,516 and $5,219) respectively. Intangible assets and goodwill relating to the Company’s Power products segment are $3,785 and $nil as at December 31, 2004 (2003 $7,568 and $nil), respectively. The Company currently does not allocate its remaining assets among its reportable segments. Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations. There were no purchases of goodwill or intangible assets during 2004.

Revenues and cost of revenues are derived from products and services as follows:

	2004	2003	2002
Revenues
Products	$13,390	$19,736	$7,794
Services	3,266	6,924	8,046
	16,656	26,660	15,840

Cost of revenues
Products	$10,523	$14,491	$4,906
Services	1,873	3,551	5,797
	$12,396	$18,042	$10,703

The distribution of revenue determined by location of customers is as follows:

	2004	2003	2002

United States	$8,659	$15,987	$12,715
Japan	3,552	5,048	703
France	2,300	119	352
China	563	411	170
Germany	537	1,806	471
Korea	435	245	—
Canada	308	1,586	211
United Kingdom	188	140	1,108
Rest of world	114	1,318	110
	$16,656	$26,660	$15,840

The Company’s largest customers comprise the following percentages of total revenue:

	2004	2003	2002

First	31%	33%	61%
Second	15	9	7
Third	14	9	7
Fourth	8	9	6
Others	32	40	19
	100	100	100

20. Business acquisitions

ACQUISITION DURING THE YEAR ENDED DECEMBER 31, 2003

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 (CDN$29,472) exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762. The value of the 4,164,093 common shares was determined based on the average market price of the Company’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.

The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)
$20,063

Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight line basis over their estimated useful lives as follows:

	Amount at acquisition date	Estimated useful life

Order backlog	$541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years
	$13,505

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

During 2004 goodwill was reduced by $106 due to the reversal of a relocation accrual established on the acquisition of Greenlight.

ACQUISITION DURING THE YEAR ENDED DECEMBER 31, 2002:

On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT. EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $645, which includes cash paid of $277, repayment of debt on acquisition of $281 and transaction costs of $87. The purchase price allocated to the assets acquired and the liabilities assumed on the basis of their respective estimated fair market values on the acquisition date was:

Current assets	$86
Property, plant and equipment	30
Intangible assets	565
Current liabilities	(36)
$645

As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been included in intangible assets and is being amortized on a declining balance basis at an annual rate of 50%.

This acquisition was accounted for by the purchase method. The results of operations of the Company include the results of EnKAT commencing on May 1, 2002.

21. Integration costs

Integration costs relate to reorganization and alignment activities associated with acquired businesses.

Integration costs include the following:

	Incurred during 2004	Incurred during 2003	Total amount expected to be incurred

Relocation and retention charges (recovery)	$(77)	$487	$410
Termination benefits	—	132	132
Consulting and information systems	—	280	280
Travel and accommodation	—	152	152
Contract cancellation fees	—	67	67
Other	—	125	125
	$(77)	$1,243	$1,166

In addition to the integration costs summarized above, a $350 inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the year ended December 31, 2003.

Integration activities were complete as at December 31, 2003. A reversal of an accrual relating to integration costs of $77 was made in 2004.

All integration costs relate to the Test segment.

22. Subsequent event

On January 6, 2005, the Company’s offer to acquire Stuart Energy Systems Corporation (“Stuart Energy”) at an exchange ratio of 0.74 common shares of the Company for every Stuart Energy common share closed. As on that date, the Company had acquired 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Company completed the aquisition of the remaining shares of Stuart Energy such that Stuart Energy is now a wholly-owned subsidiary. The purchase price was $122,908 exclusive of expenses of $1,843 relating to the acquisition. Consideration consisted of the issuance of 26,999,399 common shares of the Company. The value of the 26,999,399 shares was determined based on the average market prices of the Company’s common shares over the three day period before and after the terms of the acquisition were agreed to and announced.

The preliminary allocation of the purchase price to the assets and liabilities acquired is as follows:

Net current assets	$19,516
Net non-current assets	2,720
Intangible assets	32,580
Goodwill	69,935
$124,751

This allocation is preliminary and will be finalized upon receipt of a completed report by an independent valuator. This acquisition will be accounted for by the purchase method. From January 6, 2005 onwards, the Company will consolidate the operations of Stuart Energy in its financial statements.

23. Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2004	2003	2002

Net loss for the year based on Canadian GAAP	$(33,539)	$(22,091)	$(20,611)
Additional stock-based compensation (i)	(23)	(153)	(443)
Loss for the year based on U.S. GAAP	(33,562)	(22,244)	(21,054)
Other comprehensive loss Foreign currency translation (ii)	—	—	(—)
Comprehensive loss based on U.S. GAAP	(33,562)	(22,244)	(21,054)

Basic and fully diluted loss per share based on U.S. GAAP	(0.53)	(0.42)	(0.43)

Weighted average number of shares used in calculating loss per share	63,542,811	52,993,167	48,437,813

Shareholders’ equity based on Canadian GAAP	$109,213	$80,968	$85,432
Shareholders’ equity based on U.S. GAAP	$109,213	$80,968	$85,432

(i) Stock-based compensation

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Company has chosen to recognize the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. The compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At December 31, 2004, U.S. GAAP equity balances for deferred stock-based compensation and stock options outstanding are $nil and $5,519 (2003 $23 and $5,519) respectively.

Had the Company determined compensation expense based on the fair value method as prescribed in SFAS No. 123, “Accounting for Stock-Based Compensation”, for the years ended December 31, 2002, the U.S. GAAP pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

		2002 Basic and diluted net loss per share

Net loss for the year under U.S. GAAP	$(21,054)	$(0.43)
Stock-based compensation expense under APB No. 25	443	—
Stock-based compensation expense under SFAS No. 123	$(2,025)	$(0.04)
Pro-forma net loss for the year	$(22,636)	$(0.47)

For the purposes of these disclosures, stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.50% to 5.39%, expected life of four to ten years, expected volatility of between 77% and 113%, and no dividends.

The condensed statements of operations and cash flows for the years ended December 31, under U.S. GAAP, are as follows:

	2004	2003	2002

Revenues	$16,656	$26,660	$15,840
Cost of revenues	12,396	18,042	10,703
Operating expenses	38,040	36,659	27,363
Loss from operations	(33,780)	(28,041)	(22,226)
Net loss for the year	(33,662)	(22,244)	(21,054)

Cash used in operating activities	$(15,558)	$(7,473)	$(3,927)
Cash provided by (used in) investing activities	(44,325)	9,403	3,240
Cash provided by (used in) financing activities	61,128	(911)	43

(ii) Comprehensive loss

U.S. GAAP requires disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The Company did not have any comprehensive income (loss) items in 2004. Under Canadian GAAP, there is no standard for reporting comprehensive loss.

(iii) Business acquisitions

SFAS No. 141, “Business Combinations,” requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Company and of Greenlight (acquired by the Company on January 7, 2003) under U.S. GAAP as if the acquisition occurred on January 1, 2003 and 2002, respectively.

	2003	2002

Revenues	26,891	19,509
Loss before extraordinary items	(22,503)	(28,759)
Net loss	(22,503)	(28,759)
Basic and diluted net loss per share	(0.43)	(0.55)